Exhibit 99.1

Infinite Reality Secures Standby Equity Purchase Agreement

with Yorkville Advisors Global, LP

New York and Los Angeles - (March 8, 2022) – Infinite Realty, Inc., the new Metaverse innovation and entertainment company leading the Open Metaverse revolution, announced today the company has secured a Standby Equity Purchase Agreement with Yorkville Global Advisors, LP for up to $200 million of equity financing upon completion of the announced merger with Universal Security Instruments (NYSEAmerican: UUU). Completion of the announced merger with Universal Security Instruments remains subject to approval by shareholders of both Infinite Reality and Universal Security Instruments, as well as clearance and stock exchange listing by the Securities and Exchange Commission.

“This is another major step in Infinite Reality’s mission of establishing economic fairness for all creators,” said John Acunto, co-founder and Chief Executive Officer of Infinite Reality. “We will continue to fight to ensure creators are paid for their content. Infinite Reality sees a world in which all creators and brands will have access and earn money in social media and the Metaverse, including the minting, selling and trading NFTs. We are at the forefront of the revolution of this new economy.”

Joseph Simone, VP of Investments at Yorkville Advisors commented, “John Acunto and the team at Infinite Reality recognize that creators of content are not being properly rewarded- and seek to change this. Infinite Reality has created a technology platform that puts the control back in the creator’s hands, and, given what’s ahead with the Metaverse, there could not be a better time to monetize content. We’re excited to partner with Infinite Reality and witness the evolution across the social landscape.”

“Partnering with Yorkville Advisors is a major accomplishment for Infinite Reality,” continued Acunto. “Yorkville Advisors prides itself in providing small and medium-sized businesses access to capital to pursue their business goals.”

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This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities in connection with the proposed merger shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

About Infinite Reality, Inc.

Infinite Reality is committed to helping brands and creators build their own online community platforms with integrated social, Metaverse, streaming, and a unique suite of tools to maximize engagement, entertainment, and commerce. By providing both the back-end and front-end resources, iR empowers anyone with a phone or computer to capitalize on their social creativity and create their own unique place in the Metaverse. For more, go to ir.xyz.

About Universal Security Instruments, Inc.

USI is a U.S.-based manufacturer and distributor of safety and security devices. Founded in 1969, the Company has a 53-year heritage of developing innovative and easy-to-install products, including smoke, fire and carbon monoxide alarms. For more information on USI, visit our website at www.universalsecurity.com (NYSEAmerican: UUU).

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press@ir.xyz